

October 9, 2012

Via E-mail
Julianna S. Ingersoll
Chief Financial Officer
RREEF America Property Income Trust, Inc.
345 Park Avenue, 24<sup>th</sup> Floor
New York, NY  10154

**Re:     RREEF America Property Income Trust, Inc.**
**Amendment No. 2 to Form S-11**
**Filed September 21, 2012**
**File No. 333-180356**

Dear Ms. Ingersoll:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Table III. Operating Results of Prior Programs

1.      We note the revisions made in response to comment 6 in our letter dated June 4, 2012. The $1000 calculation should be based on total amount invested, not just the portion invested that was allocated to acquire investments.

2.      We note your response to comment 8 in our letter dated June 4, 2012.  Please revise to disclose that Global Opportunities Fund II is accounted for as an investment company.  In addition, please revise the table to present the appropriate line items for investment companies.  For example, please separately disclose realized gains (losses) and unrealized gains (losses) for closed real estate transactions or tell us how you determined these items should be classified as gross revenues.

Draft Quarterly NAV Supplement

3.      We note your response to comment 9.  We believe the disclosure requested should be provided prior to the completion of the "ramp-up period."  However, we do not object to you delaying the presentations of the additional NAV disclosure requested until you have acquired more than one property (or more than one property in a particular property type for purposes of the weighted average for each key assumption).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jonathan Wiggins, Staff Accountant, at (202) 551-3694 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters.  With respect to questions relating to the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840.  Please contact Sandra B. Hunter, Staff Attorney, at (202) 551-3758 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc:     Rosemarie A. Thurston
        Via E-mail